UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2009.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  June 02, 2009                       /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                            ROCHESTER RESOURCES LTD.

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                FEBRUARY 28, 2009

                      (UNAUDITED - PREPARED BY MANAGEMENT)

                       MANAGEMENT'S COMMENTS ON UNAUDITED
                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Rochester Resources Ltd. for the nine months ended February 28, 2009, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                            ROCHESTER RESOURCES LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                   FEBRUARY 28,       MAY 31,
                                                       2009            2008
                                                         $               $

                                     ASSETS

CURRENT ASSETS
Cash                                                    137,904         948,093
Amounts receivable (Note 4)                           1,263,991       1,905,596
Prepaid expenses                                         80,911         198,352
Inventories (Note 5)                                    845,139         873,902
                                                   ------------    ------------
                                                      2,327,945       3,925,943

IVA TAX RECEIVABLE                                            -         579,774

MINERAL PROPERTY INTERESTS (NOTE 6)                  20,825,837      26,204,499

PROPERTY, PLANT AND EQUIPMENT (NOTE 7)                6,144,792       5,018,199

DEFERRED SHARE ISSUE COSTS (NOTE 18)                     24,241               -
                                                   ------------    ------------
                                                     29,322,815      35,728,415
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities              3,392,146       2,200,022
Current portion of long-term debt (Note 8)              585,428       1,115,457
                                                   ------------    ------------
                                                      3,977,574       3,315,479

LONG-TERM DEBT (NOTE 8)                               1,434,938         693,429

ASSET RETIREMENT OBLIGATION (NOTE 16)                   684,466         640,006

FUTURE INCOME TAX LIABILITIES                         1,450,000       4,098,760

NON-CONTROLLING INTEREST                              2,523,395               -
                                                   ------------    ------------
                                                     10,070,373       8,747,674
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 9)                               31,978,067      30,281,745

CONTRIBUTED SURPLUS (NOTE 11)                         4,563,502       4,207,560

DEFICIT                                             (17,289,127)     (7,508,564)
                                                   ------------    ------------
                                                     19,252,442      26,980,741
                                                   ------------    ------------
                                                     29,322,815      35,728,415
                                                   ============    ============

NATURE OF OPERATIONS AND GOING CONCERN (NOTE 1)
SUBSEQUENT EVENTS (NOTE 18)

APPROVED BY THE BOARD

/s/ EDUARDO LUNA  , Director
-----------------
/s/ NICK DEMARE   , Director
-----------------


              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
         INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,
                                                       2009            2008            2009            2008
                                                         $               $               $               $

REVENUE                                                 396,560       2,507,487       2,844,000       7,262,014

COST OF OPERATIONS                                     (953,775)     (2,084,709)     (4,700,964)     (5,321,282)

DEPLETION AND AMORTIZATION                             (172,550)       (248,301)       (559,965)       (747,641)
                                                   ------------    ------------    ------------    ------------
OPERATING PROFIT (LOSS)                                (729,765)        174,477      (2,416,929)      1,193,091
                                                   ------------    ------------    ------------    ------------
EXPENSES

General and administration                              535,922         470,811       1,548,644       1,298,664
Accretion of reclamation obligation                      15,077          12,170          44,460          36,493
Interest expense on long-term debt                       37,168          20,856          95,359          83,724
Stock-based compensation (Note 10)                          167          29,542          79,822       1,391,952
                                                   ------------    ------------    ------------    ------------
                                                        588,334         533,379       1,768,285       2,810,833
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                              (1,318,099)       (358,902)     (4,185,214)     (1,617,742)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Write-down of mineral property interest (Note 6)              -               -      (6,000,000)              -
Interest and other income                                18,330          16,746          40,647          31,188
Foreign exchange gain (loss)                           (263,927)         76,464        (275,608)         85,625
Loss on disposition of interest in
   subsidiaries (Note 3)                             (2,033,041)              -      (2,033,041)              -
                                                   ------------    ------------    ------------    ------------
                                                     (2,278,638)         93,210      (8,268,002)        116,813
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAXES AND
   NON-CONTROLLING INTEREST                          (3,596,737)       (265,692)    (12,453,216)     (1,500,929)

FUTURE INCOME TAX RECOVERY                              550,000               -       2,648,760               -

NON-CONTROLLING INTEREST IN LOSS OF SUBSIDIARIES         23,893               -          23,893               -
                                                   ------------    ------------    ------------    ------------
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD       (3,022,844)       (265,692)     (9,780,563)     (1,500,929)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.07)         $(0.01)         $(0.27)         $(0.05)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                          40,822,228      32,519,735      36,085,104      31,055,333
                                                   ============    ============    ============    ============


              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,
                                                       2009            2008            2009            2008
                                                         $               $               $               $

DEFICIT - BEGINNING OF PERIOD                       (14,266,283)     (5,650,553)     (7,508,564)    (75,415,444)

ELIMINATION OF DEFICIT (Note 9(a))                            -               -               -      71,000,128
                                                   ------------    ------------    ------------    ------------
                                                    (14,266,283)     (5,650,553)     (7,508,564)     (4,415,316)
NET LOSS FOR THE PERIOD                              (3,022,844)       (265,692)     (9,780,563)     (1,500,929)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (17,289,127)     (5,916,245)    (17,289,127)     (5,916,245)
                                                   ============    ============    ============    ============








              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,
                                                       2009            2008            2009            2008
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                              (3,022,844)       (265,692)     (9,780,563)     (1,500,929)

Adjustment for items not involving cash
   Depletion and amortization                           172,550         248,301         559,965         747,641
   Accretion of reclamation obligation                   15,077          12,170          44,460          36,493
   Stock-based compensation                                 167          29,542          79,822       1,391,952
   Interest expense                                      77,295          (2,722)         78,412           5,778
   Foreign exchange gain                               (114,057)        (15,990)        (62,191)       (107,653)
   Write-down of mineral property interest                    -               -       6,000,000               -
   Future income tax recovery                          (550,000)              -      (2,648,760)              -
   Loss on disposition of interest in subsidiaries    2,033,041               -       2,033,041               -
   Non-controlling interest                             (23,893)              -         (23,893)              -
                                                   ------------    ------------    ------------    ------------
                                                     (1,412,664)          5,609      (3,719,707)        573,282
Decrease (increase) in amounts receivable               438,110         930,891       1,221,379        (617,451)
Decrease (increase) in prepaid expenses and
   deposits                                              73,368           7,145         117,441          39,022
(Increase) decrease in inventories                     (263,303)       (631,433)         28,763        (216,761)
Increase in IVA tax receivable                         (237,237)       (266,735)              -        (579,204)
Decrease in accounts payable and accrued
   liabilities                                         (429,707)       (194,144)        175,828        (146,430)
                                                   ------------    ------------    ------------    ------------
                                                     (1,831,433)       (148,667)     (2,176,296)       (947,542)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITIES

Issuance of common shares                             1,050,000         215,471       2,050,350       4,690,170
Share issue costs                                      (154,845)              -        (297,149)       (121,221)
Proceeds from long-term debt                             18,000               -       1,180,968               -
Repayment of long-term debt                            (399,197)       (225,990)       (907,297)       (686,610)
Proceeds from minority interest                       2,442,288               -       2,742,288               -
                                                   ------------    ------------    ------------    ------------
                                                      2,956,246         (10,519)      4,769,160       3,882,339
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Additions to property, plant and equipment                    -        (549,466)     (1,247,525)       (720,589)
Additions to mineral property interests              (1,035,221)       (295,317)     (2,155,528)     (1,567,491)
                                                   ------------    ------------    ------------    ------------
                                                     (1,035,221)       (844,783)     (3,403,053)     (2,288,080)
                                                   ------------    ------------    ------------    ------------
INCREASE (DECREASE) IN CASH FOR THE PERIOD               89,592      (1,003,969)       (810,189)        646,717

CASH - BEGINNING OF PERIOD                               48,312       3,331,439         948,093       1,680,753
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                    137,904       2,327,470         137,904       2,327,470
                                                   ============    ============    ============    ============
SUPPLEMENTAL CASH FLOW INFORMATION (Note 15)




              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



1.       NATURE OF OPERATIONS AND GOING CONCERN

         Rochester Resources Ltd. (the "Company") is engaged in the exploration, development and operation of its Mina Real Mine and the exploration of its Santa Fe Property, all located in Mexico.

         The amounts shown as mineral property interests represent net costs to date, less amounts depleted and do not necessarily represent present or future values. The recoverability of these amounts and any additional amounts required to place these properties into commercial production are dependent upon certain factors. These factors include the existence of ore deposits sufficient for commercial production and the Company's ability to obtain the required additional financing necessary to develop its mineral property interests.

         During the nine months ended February 28, 2009 the Company incurred a net loss of $9,780,563 and, as at February 28, 2009, the Company had an accumulated deficit of $17,289,127, a working capital deficit of $1,649,629 and non-current portion of long-term debt totalling $1,434,938. In addition, operations at the Mina Real Mine have been intermittent since early October 2008 while the Company focuses on the development of its mineral property interests to provide sufficient mill feed to maintain mill operations at a steady rate of production. The Company requires additional funding to maintain its ongoing exploration programs and property commitments, operations and administration, as well as meeting it debt obligations as they come due. In January 2009 the Company sold a 20% interest in its Mina Real Mine and 14% interest in the Santa Fe Property, as described in Note 3. The Company is continuing in its efforts to generate sufficient cash from its operations or raise funds to meet its ongoing liabilities as they fall due. However, there can be no assurance that the Company will be successful in its efforts, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet. These consolidated financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that night be necessary should the Company be unable to meet its obligations or continue operations.

         See also Note 18.

2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         These consolidated financial statements have been prepared in accordance with Canadian GAAP and include the accounts of the Company, its wholly-owned subsidiary ALB Holdings Ltd. ("ALB"), its 80% owned subsidiary Mina Real Mexico S.A. de C.V. ("Mina Real") and 56% owned subsidiary Compania Minera Santa Fe S.A. de C.V. ("Compania Minera"). Inter-company balances and transactions are eliminated on consolidation. See also Note 3.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         ADOPTION OF NEW ACCOUNTING STANDARDS

         ASSESSING GOING CONCERN

         The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard did not have an effect on the Company's disclosure in the financial statements for the nine months ended February 28, 2009.

         FINANCIAL INSTRUMENTS

         The AcSB issued CICA Handbook Section 3862, FINANCIAL INSTRUMENTS - DISCLOSURES, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, FINANCIAL INSTRUMENTS - PRESENTATION, and
         Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The AcSB issued CICA Handbook Section 3863, FINANCIAL INSTRUMENTS - PRESENTATION, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

         The  Company has  included  the  required  disclosures  recommended  by
         Section 3862 and 3863 in Note 14 of these financial statements.

         CAPITAL DISCLOSURES

         The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company has included the required disclosures recommended by
         Section 1535 in Note 17 of these financial statements.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         NEW ACCOUNTING PRONOUNCEMENTS

         GOODWILL AND INTANGIBLE ASSETS

         The AcSB issued Section 3064, GOODWILL AND INTANGIBLE ASSETS, which replaces Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS, and
         Section 3450, RESEARCH AND DEVELOPMENT COSTS. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

         The Company does not anticipate the above new accounting standards to have an impact on the Company's financial position and results of operations.

         BUSINESS   COMBINATIONS,    CONSOLIDATED   FINANCIAL   STATEMENTS   AND
         NON-CONTROLLING INTERESTS

         The CICA issued three new accounting standards in January 2009: Section 1582, BUSINESS COMBINATIONS, Section 1601, CONSOLIDATED FINANCIAL STATEMENTS, and Section 1602, NON-CONTROLLING INTERESTS. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

         Section 1582 replaces Section 1581, BUSINESS COMBINATIONS, and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") 3, BUSINESS COMBINATIONS. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, CONSOLIDATED FINANCIAL STATEMENTS. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27, CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

         INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

         In 2006 the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011 the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



3.       DISPOSITION

         Effective January 21, 2009, the Company disposed of a 20% interest in Mina Real. Mina Real owns a 70% interest in Compania Minera. Under the sale agreement Mina Real issued shares to each of E-Energy Ventures Ltd. ("E-Energy") and Cooper Minerals Ltd. ("Cooper") (collectively the "Partners") for total consideration of $2,950,000.

         Pursuant to the agreement, all net profit received from the operations at the Mina Real Property shall be divided on a 80% / 20% basis, between the Company and the Partners, respectively with a fixed royalty of $25,000 per month paid free and clear of any and all cost or expense incurred in connection with the operation of the Mina Real Property. During the nine months ended February 28, 2009 the Company recorded a royalty of $25,000 to the Partners, which has been included as part of cost of operations.

         The Company has a back-in option to re-acquire in whole and not in part the equity interest in Mina Real and Compania Minera. The back-in option shall have a term of three years wherein:

              o during the initial year the back-in option shall not be exercisable;
              o during the second year the back-in option shall be exercisable by a cash payment of $2,075,000; and
              o during the third year the back-in option shall be exercisable by a cash payment of $2,000,000.

         The Company paid a finder's fee of $191,750 and issued finder's warrants which are exercisable to acquire 1,300,000 common shares of the Company at an exercise price of $0.17 per share on or before January 20, 2010. The fair value of the finder's warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 122%; a risk-free interest rate of 0.85%; and an expected life of one year. The value assigned to the finder's warrants was $195,000. The Company also incurred additional legal and filing fees of $15,962.

         The Company has recorded a loss of $2,033,041 on the disposition as follows:
                                                                         $

         Gross proceeds on sale                                       2,950,000
         Finder's fee                                                  (191,750)
         Value assigned to finder's warrants                           (195,000)
         Legal and associated costs                                     (15,962)
                                                                   ------------
         Net proceeds                                                 2,547,280
         Carrying cost                                                4,580,329
                                                                   -------------
         Loss on disposition                                         (2,033,041)
                                                                   ============


4.       AMOUNTS RECEIVABLE
                                                   FEBRUARY 28,       MAY 31,
                                                       2009            2008
                                                         $               $

         Production receivable                                -         785,227
         IVA tax receivable                           1,060,598         940,235
         Other receivables                              203,393         180,134
                                                   ------------    ------------
                                                      1,263,991       1,905,596
                                                   ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



5.       INVENTORIES

                                                   FEBRUARY 28,       MAY 31,
                                                       2009            2008
                                                         $               $

         Precipitate                                    178,722               -
         Ore in process                                 288,361         344,714
         Mine stores, supplies and other                378,056         529,188
                                                   ------------    ------------
                                                        845,139         873,902
                                                   ============    ============


6.       MINERAL PROPERTY INTERESTS

                                                   FEBRUARY 28,       MAY 31,
                                                       2009            2008
                                                         $               $
         Producing

         Mina Real Property

         Acquisition and other                       18,458,507      18,458,507
         Deferred exploration and development costs   7,747,799       7,747,799
         Accumulated depletion and write-downs       (9,929,098)     (1,571,159)
                                                   ------------    ------------
                                                     16,277,208      24,635,147
                                                   ------------    ------------
         Non-Producing

         Mina Real Property

         Deferred exploration and development costs   3,957,756       1,089,452
         Santa Fe Property
         Acquisition and other                          325,705         223,229
         Deferred exploration                           265,168         256,671
                                                   ------------    ------------
                                                      4,548,629       1,569,352
                                                   ------------    ------------
                                                     20,825,837      26,204,499
                                                   ============    ============

         (a)      Mina Real Property

                  In January 2006 the Company entered into an option agreement with ALB Holdings Ltd. ("ALB") to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property comprises of six concessions covering approximately 7,358 hectares. Under the agreement the Company made an option payment of US $110,000 and issued 250,000 common shares, at a fair value of $337,500. The Company could then earn its interests, as follows:

                      o an initial 20% interest on funding the initial US $750,000;
                      o a further 20% interest on funding a further US $750,000; and
                      o a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



6.       MINERAL PROPERTY INTERESTS (continued)

                  On October 20, 2006 the Company and ALB completed negotiations and ALB agreed to waive the requirement for any further payments and the Company was deemed to have fully earned its 51% interest in the Mina Real Property. On December 1, 2006 the Company acquired the remaining 49% interest in the Mina Real Property through the acquisition of ALB through the issuance of 10,500,000 common shares of the Company at a fair value of $10,500,000.

                  In November 2008 the Company recorded a $6,000,000 write-down on the Mina Real Property to reflect management's estimate of its fair value.

         (b)      Santa Fe Property

                  On March 12, 2007 the Company entered into an option agreement to acquire a 70% interest in the Santa Fe Property located in Tepic, Mexico near the Mina Real Property. The agreement comprises one concession covering approximately 3,823 hectares. Under the terms of the agreement, the Company has agreed to implement a program of exploration to determine if the Santa Fe Property can be economically exploited. In addition, if the exploration work is successful, the Company has agreed to provide the necessary capital to construct a processing plant capable of processing a minimum of 200 tonnes per day. The Company will pay a monthly fee of US $10,000 while it is conducting exploration and development on the Santa Fe Property.

                  The Company has also staked an additional two concessions covering approximately 13,164 hectares adjacent to the Santa Fe Property.

         (c)      See also Note 3.


7.       PROPERTY, PLANT AND EQUIPMENT

                                                 FEBRUARY 28, 2009
                                   --------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                 266,322          55,308         211,014
         Office equipment                41,672           7,719          33,953
         Mill and mine equipment      1,987,427         172,396       1,815,031
         Buildings                    1,932,317          25,821       1,906,496
         Land                         2,178,298               -       2,178,298
                                   ------------    ------------    ------------
                                      6,406,036         261,244       6,144,792
                                   ============    ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



7.       PROPERTY, PLANT AND EQUIPMENT (continued)

                                                   MAY 31, 2008
                                   --------------------------------------------
                                                    ACCUMULATED      NET BOOK
                                       COST        AMORTIZATION        VALUE
                                         $               $               $

         Motor vehicles                 246,272          33,797         212,475
         Office equipment                39,175           3,747          35,428
         Mill and mine equipment      1,985,038         121,881       1,863,157
         Buildings                      791,023          17,537         773,486
         Land                         2,133,653               -       2,133,653
                                   ------------    ------------    ------------
                                      5,195,161         176,962       5,018,199
                                   ============    ============    ============


8.       LONG-TERM DEBT
                                                   FEBRUARY 28,       MAY 31,
                                                       2009            2008
                                                         $               $

         Amount due to Huajicari (a)                    158,838         571,665
         Amounts due on land and surface rights
            purchases (b)                               680,560       1,237,221
         Debenture financing (c)                      1,180,968               -
                                                   ------------    ------------
                                                      2,020,366       1,808,886
         Less:  Current portion                        (585,428)     (1,115,457)
                                                   ------------    ------------
                                                      1,434,938         693,429
                                                   ============    ============

         (a)      The US  $125,000  (May 31, 2008 - US  $575,000)  amount due to
                  Compania Minera Huajicari ("Huajicari") is unsecured and carries interest at a rate of 10% per annum, with repayment on a monthly basis of US $75,000 plus accrued interest. Subsequent to February 28, 2009 the Company paid the remaining outstanding balance.

         (b) The Company has acquired land and surface rights to enable access to the development of the Mina Real Property. The Company has agreed to make monthly principal payments of approximately $39,334 (pesos 470,801) plus interest, calculated at a simple rate of 7.2% per annum.

                  During the nine months ended February 28, 2009 the Company capitalized interest totalling $58,120.

         (c) The Company has received US $929,384 under a proposed convertible debenture offering (the "Offering") with the directors of the Company. Under the initial proposed terms of the Offering the convertible debentures were expected to bear interest at a rate of 12% per annum and mature on December 31, 2010. The convertible debentures would be convertible at the election of the holders into units, at a conversion price of $0.75 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant would entitle the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share until December 31, 2010. The Company is currently negotiating the terms of the Offering. The submission for regulatory approval to close this Offering is pending upon re-negotiation.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



8.       LONG-TERM DEBT (continued)

                  The Company has recorded interest expense at a rate of 12% per annum on the funds received. During the nine months ended February 28, 2009 the Company recorded $76,609 interest expense, which has been included in accounts payable and accrued liabilities.


9.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value


         Issued:                                         FEBRUARY 28, 2009                 MAY 31, 2008
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $
         Balance, beginning of period                32,832,061      30,281,745      29,665,438      96,437,468
         Reduction of capital                                 -               -               -     (71,000,128)
                                                   ------------    ------------    ------------    ------------
                                                     32,832,061      30,281,745      29,665,438      25,437,340
                                                   ------------    ------------    ------------    ------------
         Issued during the period

         For cash
            Private placements                        9,223,000       2,050,350       2,000,000       4,000,000
            Exercise of warrants                              -               -         532,510         509,374
            Exercise of options                               -               -         383,000         346,040
         For corporate finance fee                            -               -         125,000         250,000
         For commission                                       -               -         126,113         252,226
         Reallocation from contributed surplus
            relating to the exercise of options               -               -               -         256,322
         Reallocation from contributed surplus
            relating to the exercise of agent's
               option and warrants                            -               -               -          33,035
                                                   ------------    ------------    ------------    ------------
                                                      9,223,000       2,050,350       3,166,623       5,646,997
         Less:  share issue costs                             -        (354,028)              -        (802,592)
                                                   ------------    ------------    ------------    ------------
                                                      9,223,000       1,696,322       3,166,623       4,844,405
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      42,055,061      31,978,067      32,832,061      30,281,745
                                                   ============    ============    ============    ============

         (a) On November 20, 2007 the shareholders of the Company passed a special resolution to reduce the Company's capital by $71,000,128, being an amount equal to the deficit of the Company at May 31, 2005. This deficit arose as a result of prior unsuccessful business activities previously carried out by the Company under the direction of its former management and board. The reduction of capital resulted in a corresponding elimination of $71,000,128 of the deficit.

         (b) During the nine months ended February 28, 2009 the Company completed:

                  (i) a brokered private placement for 2,223,000 units, at a purchase price of $0.45 per unit, for gross proceeds of $1,000,350. Each unit comprised one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share for a period of two years. The Company also paid the agent a commission of $80,028 and issued 177,840 agent's warrants (the Agent's Warrants"). Each Agent's Warrant is exercisable at an exercise price of $0.45 per share for a period of two years.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



9.       SHARE CAPITAL (continued)

                           The fair value of the Agent's Warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 87%; a risk-free interest rate of 2.68% - 2.92%; and an expected life of two years. The value assigned to the Agent's Warrants was $39,120. The Company also incurred $62,276 in legal and filings fees associated with this private placement; and

                  (ii) a non-brokered private placement of 7,000,000 common shares, at a price of $0.15 per common share, for total gross proceeds of $1,050,000. The Company paid a cash finder's fee of $105,000 and also issued finder's warrants which are exercisable to acquire 700,000 common shares of the Company, at an exercise price of $0.17 per common share, of which 333,333 finder's warrants will expire on December 5, 2009 and 366,667 finder's warrants will expire on December 22, 2009.

                           The fair value of the finder's warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 122%; a risk-free interest rate of 0.85%; and an expected life of one year. The value assigned to the finder's warrants was $42,000. The Company also incurred $25,604 in legal and filings fees associated with this private placement.

         (c) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at February 28, 2009 and February 29, 2008 and the changes for the nine months ending on those dates is as follows:


                                                               2009                            2008
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                                     EXERCISE                        EXERCISE
                                                      NUMBER           PRICE          NUMBER           PRICE
                                                                         $                               $

                  Balance, beginning of period        3,004,254         2.21          2,363,458         1.90
                  Issued                              3,289,340         0.17          1,209,306         2.00
                  Exercised                                   -          -             (337,518)        1.05
                  Expired                            (1,794,948)        2.21                  -          -
                                                   ------------                    ------------
                  Balance, end of period              4,498,646         0.87           3,235,246        2.11
                                                   ============                    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



9.       SHARE CAPITAL (continued)

                  The following table summarizes information about the number of common shares reserved pursuant to warrants outstanding at February 28, 2009:

                     EXERCISE
                      NUMBER                 PRICE           EXPIRY DATE
                                               $

                     1,000,000                2.25           April 25, 2009
                       209,306                2.00           April 25, 2009
                       333,333                0.17           December 5, 2009
                       366,667                0.17           December 22, 2009
                     1,300,000                0.17           January 20, 2010
                       779,000                0.75           September 18, 2010
                       124,640                0.45           September 18, 2010
                       221,000                0.75           September 22, 2010
                        35,360                0.45           September 22, 2010
                       111,500                0.75           September 24, 2010
                        17,840                0.45           September 24, 2010
                  ------------
                    4,498,646
                  ============

         (d) See also Note 18.


10.      STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The minimum exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of five years.

         During the nine months ended February 28, 2009 the Company granted 200,000 (2008 - 1,254,000) stock options to the Company's directors, employees and consultants and recorded compensation expense of $62,000 (2008 - $1,255,910) on these stock options and $17,822 (2008 -
         $136,042) on stock options which vested during the period.

         The fair value of stock options granted and vested is estimated using the Black-Scholes option pricing model with the following assumptions made during the nine months ended February 28, 2009 and February 29, 2008:
                                            2009                     2008

         Risk-free interest rate          85% - 3.31%            3.78% - 4.71%
         Estimated volatility             78% - 122%               78% - 99%
         Expected life                 1 year - 2.3 years      2 years - 3 years
         Expected dividend yield              0%                       0%
         Estimated forfeiture rate            0%                       0%

         The average fair value of stock options granted and vested during the nine months ended February 28, 2009 was $0.31 (2008 - $1.00) per share.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



10.      STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's outstanding stock options at February 28, 2009 and February 29, 2008 and the changes for the nine months ending on those dates is as follows:


                                                               2009                            2008
                                                   ----------------------------    ----------------------------
                                                                     WEIGHTED                        WEIGHTED
                                                                      AVERAGE                         AVERAGE
                                                      OPTIONS        EXERCISE         OPTIONS        EXERCISE
                                                    OUTSTANDING        PRICE        OUTSTANDING        PRICE
                                                                         $                               $

         Balance, beginning of period                 2,953,000         1.69          2,582,000         1.57
         Granted                                        200,000         0.50          1,254,000         1.94
         Exercised                                            -            -           (378,000)        0.89
         Expired                                        (22,500)        0.62           (330,000)        1.77
                                                   ------------                    ------------
         Balance, end of period                       3,130,500         1.69          3,128,000         1.72
                                                   ============                    ============

         The following table summarizes information about the stock options outstanding and exercisable at February 28, 2009:

            NUMBER            NUMBER         EXERCISE
          OUTSTANDING      EXERCISABLE        PRICE            EXPIRY DATE
                                                $

              150,000          150,000         1.40            November 24, 2009
            1,479,000        1,479,000         1.85            January 8, 2010
               50,000           33,333         2.15            February 14, 2010
              100,000           33,333         1.65            June 8, 2010
              274,000          274,000         1.65            June 12, 2010
              200,000          200,000         0.50            August 26, 2010
              500,000          400,000         2.12            October 26, 2010
               80,000           80,000         2.30            November 16, 2010
              297,500          297,500         0.90            September 5, 2011
         ------------     ------------
            3,130,500        2,947,166
         ============     ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



11.      CONTRIBUTED SURPLUS

         The Company's contributed surplus as February 28, 2009 and February 29, 2008 and the changes for the nine months ending on those dates is presented below:
                                                       2009            2008
                                                         $               $

         Balance, beginning of period                 4,207,560       2,891,157
         Stock-based compensation on stock
            options (Note 10)                            79,822       1,391,952
         Stock-based compensation on
            agent's warrants                             39,120         179,145
         Stock-based compensation on
            finder's warrants                           237,000               -
         Stock options exercised                              -        (250,322)
         Agent's warrants exercised                           -         (17,520)
                                                   ------------    ------------
         Balance, end of period                       4,563,502       4,194,412
                                                   ============    ============


12.      RELATED PARTY TRANSACTIONS

         (a) During the nine months ended February 28, 2009 and February 29, 2008 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                       2009            2008
                                                         $               $

                  Accounting and administration          81,010          51,150
                  Management fees                             -          18,360
                  Professional fees                     182,909          91,651
                                                   ------------    ------------
                                                        263,919         161,161
                                                   ============    ============

                  These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at February 28, 2009, accounts payable and accrued liabilities include $148,413 (2008 - $16,674) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

         (b)      See also Note 8(c).


13.      SEGMENTED INFORMATION

         The  Company  operates  in  one  industry  segment,   the  acquisition,
         exploration and development of mineral interests. The Company's mineral operations are located in Mexico and its corporate assets are located in Canada.
                                                FEBRUARY 28, 2009
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico) 29,187,524       2,844,000      (6,338,025)
         Corporate (Canada)             135,291          40,647      (3,442,538)
                                   ------------    ------------    ------------
                                     29,322,815       2,884,647      (9,780,563)
                                   ============    ============    ============

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



13. SEGMENTED INFORMATION (continued)

                                                   MAY 31, 2008
                                   --------------------------------------------
                                   IDENTIFIABLE                         NET
                                      ASSETS         REVENUES          LOSS
                                         $               $               $

         Mineral operations (Mexico) 34,760,993       9,353,785        (389,827)
         Corporate (Canada)             967,422          38,329      (2,703,421)
                                   ------------    ------------    ------------
                                     35,728,415       9,392,114      (3,093,248)
                                   ============    ============    ============


14.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

         Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

         The carrying value of cash, amounts receivable and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. Long-term debt is classified as Other Liabilities and measured at amortized cost.

         The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

         CREDIT RISK

         Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to amounts receivable. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote because these receivables are due primarily from a government agency and various advances receivable.

         LIQUIDITY RISK

         Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.

         MARKET RISK

         Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

         (a)      Interest Rate Risk

                  The Company is exposed to interest rate risk to the extent that the cash and cash equivalents bear floating rates of interest. The interest rate risk on cash and on the Company 's obligations are not considered significant.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



14. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

         (b)      Foreign Currency Risk

                  The Company has operations in Canada and Mexico subject to foreign currency fluctuations. The Company's operating expenses are incurred in Canadian Dollars and Mexican Pesos. In addition the Company also has long-term debt denominated in US Dollars. The fluctuation of the Canadian Dollar in relation to these other currencies will have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks. At February 28, 2009, 1 Canadian Dollar was equal to 11.97 Mexican Pesos and 0.79 US Dollar.

                  Balances are as follows:

                                                                                                     CANADIAN
                                                                      MEXICAN           US            DOLLAR
                                                                       PESOS          DOLLAR        EQUIVALENT

                  Cash                                                  583,921          66,203         132,583
                  Amounts receivable                                 14,926,801               -       1,247,018
                  Prepaid expenses and deposits                         899,592               -          75,154
                  Inventories                                        10,115,734               -         845,091
                  Accounts payable and accrued liabilities          (31,356,776)              -      (2,619,614)
                  Long-term debt                                     (8,145,828)     (1,054,384)     (2,015,183)
                                                                   ------------    ------------    ------------
                                                                    (12,976,556)       (988,181)     (2,334,951)
                                                                   ============    ============    ============

                  Based on the net exposures as of February 28, 2009 and assuming that all other variable remain constant, a 1% depreciation on the Canadian Dollar against the Mexican Pesos and US Dollar would result in an annual increase on loss of approximately $27,000.

         (c)      Price Risk

                  The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and other precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. As a matter of policy the Company does not hedge its gold and silver production. Fluctuations in pricing may be significant.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



15.      SUPPLEMENTAL CASH FLOW INFORMATION

         Non-cash activities were conducted by the Company during the nine months ended February 28, 2009 and February 29, 2008 as follows:

                                                                      2009               2008
                                                                       $                  $

         Financing activities

         Minority interest's investment in subsidiaries               (195,000)               -
         Share issue costs                                             (81,120)        (681,371)
         Issuance of common shares for non-cash consideration                 -         770,068
         Contributed surplus                                            276,120         (88,697)
                                                                   ------------    ------------
                                                                              -               -
                                                                   =============   ============
         Investing activities

         Additions to property, plant and equipment                      36,648        (320,558)
         Additions to mineral property interests                      (974,532)      (1,104,857)
                                                                   ------------    ------------
                                                                       (937,884)     (1,425,415)
                                                                   ============    ============
         Operating activity

         Increase in accounts payable and accrued liabilities           937,884       1,425,415
                                                                   ============    ============

         Other supplemental cash flow information:
                                                                       2009            2008
                                                                         $               $

         Interest paid in cash                                           77,139          90,039
                                                                   ============    ============
         Income taxes paid in cash                                            -               -
                                                                   ============    ============


16.      ASSET RETIREMENT OBLIGATION

                                                   FEBRUARY 28,    FEBRUARY 29,
                                                       2009            2008
                                                         $               $

         Balance, beginning of period                   640,006         590,894
         Accretion                                       44,460          36,493
                                                   ------------    ------------
         Balance, end of period                         684,466         627,387
                                                   ============    ============

         The total undiscounted amount of estimated cash flows required to settle the Company's estimated obligation is $750,000 which has been discounted using a credit adjusted risk free rate of 8.5% and inflation rate of 4%. The reclamation obligation relates to the Mina Real Property. The present value of the reclamation liability may be subject to change based on management's current estimates, changes in remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

                            ROCHESTER RESOURCES LTD.
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009
                      (UNAUDITED - PREPARED BY MANAGEMENT)



17.      MANAGEMENT OF CAPITAL

         The Company manages its cash, common shares, stock options and warrants as capital. The Company's objectives when managing capital are to safeguard its ability to continue as a going concern, pursue the development of mineral resource interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

         The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

         In order to facilitate the management of its capital requirements, the Company prepares operating and expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

         The Company does not expect its current capital resources will be sufficient to meet all of its future exploration plans, operating requirements and debt retirement obligations and is dependant upon future equity or debt transactions to meet these obligations. See also
         Note 18.


18.      SUBSEQUENT EVENTS

         (a) Subsequent to February 28, 2009:

                  (i) the Company completed a private placement of 8,209,750 units, at a price of $0.20 per unit, for total gross proceeds of $1,641,950. Each unit comprised one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.30 per common share for a period of eighteen months. The Company paid a cash finder's fee of $131,356 and also issued finder's warrants which are exercisable to acquire 820,975 common shares of the Company at an exercise price of $0.20 per common share for a period of eighteen months. As at February 28, 2009 the Company had incurred share issue costs of $24,241 associated with this private placement;

                  (ii) the Company issued 500,000 common shares on the exercise of warrants at an exercise price of $0.30 per common share; and

                  (iii) warrants to purchase 1,209,306 common shares of the Company expired without exercise.

         (b) See also Note 8(a).

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009



The  following  Management's  Discussion  and  Analysis  ("MD&A")  of  Rochester
Resources Ltd. ("Rochester" or the "Company") is prepared as at April 28, 2009 and should be read in conjunction with the Company's unaudited interim consolidated financial statements and accompanying notes for the nine months ended February 28, 2009 which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain forward looking statements that involve risks and uncertainties such as statements of the Company's plans, objectives, strategies, expectations, and intentions. The words "may", "would", "could", "will", "intend", "plan", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward looking statements. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward looking statements.

COMPANY OVERVIEW

The Company is a junior gold/silver producer engaged in the production and the continued exploration and development of its Mina Real and Santa Fe Properties located in the State of Nayarit, Mexico. Nayarit is located in the Sierra Madre Occidental range, the most productive epithermal precious metal region in the world, which hosts the majority of Mexico's gold and silver deposits. The Company substantially completed the construction of a cyanidation processing plant at the end of December 2006. Initial milling operations commenced in January 2007 with the commissioning process being completed by May 31, 2007. The Company has, in a very compressed time frame, acquired, developed and brought into production a gold property in Mexico.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934. The Company has not filed its Form 20F report for 2008 and is unlikely to do so in the immediate future. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT", the Frankfurt Stock Exchange Open Market under the trading Symbol "R5I" and effective January 16, 2009, on the Pink OTC Markets ("Pink Sheets") under the symbol "RCTFF".

DISPOSITION

Effective January 21, 2009, the Company disposed of a 20% interest in Mina Real Mexico S.A. de C.V. ("Mina Real"). Mina Real owns a 70% interest in Compania Minera Santa Fe S.A. de C.V. ("Compania Minera"). Under the sale agreement Mina Real issued shares to each of E-Energy Ventures Ltd. ("E-Energy") and Cooper Minerals Ltd. ("Cooper") (collectively the "Partners") for total consideration of $2,950,000.

Pursuant to the agreement, all net profit received from the operations at the Mina Real Property shall be divided on a 80% / 20% basis, between the Company and the Partners, respectively with a fixed royalty of $25,000 per month paid free and clear of any and all cost or expense incurred in connection with the operation of the Mina Real Property. During the nine months ended February 28, 2009 the Company recorded a royalty of $25,000 to the Partners, which has been included as part of cost of operations.

The Company has a back-in option to re-acquire in whole and not in part the equity interest in Mina Real and Compania Minera. The back-in option shall have a term of three years wherein:

     o   during the initial year the back-in option shall not be exercisable;
     o during the second year the back-in option shall be exercisable by a cash payment of $2,075,000; and
     o during the third year the back-in option shall be exercisable by a cash payment of $2,000,000.

The Company paid a finder's fee of $191,750 and issued finder's warrants which are exercisable to acquire 1,300,000 common shares of the Company at an exercise price of $0.17 per share on or before January 20, 2010. The fair value of the finder's warrants have been estimated using the Black-Scholes option pricing model. The assumptions used were: dividend yield - 0%; expected volatility - 122%; a risk-free interest rate of 0.85%; and an expected life of one year. The value assigned to the finder's warrants was $195,000. The Company also incurred additional legal and filing fees of $15,962.

The Company has recorded a loss of $2,033,041 on the disposition as follows:

                                                                         $

Gross proceeds on sale                                                2,950,000
Finder's fee                                                           (191,750)
Value assigned to finder's warrants                                    (195,000)
Legal and associated costs                                              (15,962)
                                                                   ------------
Net proceeds                                                          2,547,280
Carrying cost                                                         4,580,329
                                                                   ------------
Loss on disposition                                                  (2,033,041)
                                                                   ============

PROPERTY UPDATE

OVERVIEW

The Company currently holds an 80% interest in Mina Real which holds a 100% interest in the Mina Real Property, a gold silver property located in the state of Nayarit, Mexico, east of the capital city of Tepic. Mina Real also has an option agreement to acquire a 70% interest in the Santa Fe gold/silver property located immediately east of the Mina Real Property.

OPERATIONS

A summary of operating statistics for the nine months ended February 28, 2009 is as follows:

--------------------------------------------------------------------------------
RESULTS                                                       NINE MONTHS ENDED
                                                              FEBRUARY 28, 2009
--------------------------------------------------------------------------------
Tonnes Processed                                                  24,930 tonnes
--------------------------------------------------------------------------------
Gold Grade                                                      4.4 grams/tonne
--------------------------------------------------------------------------------
Silver Grade                                                  115.1 grams/tonne
--------------------------------------------------------------------------------
Recovery Gold (%)                                                    91.10%
--------------------------------------------------------------------------------
Recovery Silver (%)                                                  54.51%
--------------------------------------------------------------------------------
Gold Produced                                                      3,213 ounces
--------------------------------------------------------------------------------
Payable Gold                                                    3,164.81 ounces
--------------------------------------------------------------------------------
Silver Produced                                                   50,289 ounces
--------------------------------------------------------------------------------
Payable Silver                                                 48,780.33 ounces
--------------------------------------------------------------------------------
Gold Equivalent Produced                                           3,706 ounces
--------------------------------------------------------------------------------
Developed Metres                                                   4,935 metres
--------------------------------------------------------------------------------
Samples Taken                                                    16,938 samples
--------------------------------------------------------------------------------
Diamond Drilling Metres                                              334 metres
--------------------------------------------------------------------------------
Access Road Kilometres                                           1.2 kilometres
--------------------------------------------------------------------------------

During the nine months ended February 28, 2009 a total of 24,930 tonnes were processed through the mill. This throughput level is significantly below design production capabilities of the mill. In regards to milling operations it can be stated that the facility, when operating, is functioning in line with design parameters. The poor operating statistics are not the result of the mill not being able to properly process the material which is delivered but the issue has been having sufficient feed to run the mill at design parameters on a steady state. As a result the mill operated on an intermittent basis during the previous quarter and the mill was shut down all of December 2008.

In early January 2009 the mill resumed operations and processed 6,814 tonnes for the months of January and February 2009. Production during this period was 560 ounces of gold and 17,289 ounces of silver. Subsequent to the quarter end operations showed some improvement. During March 2009 a total of 4,105 tonnes were milled with average grade of gold being 2.3 grams/tonne and silver being
299.4 grams/tonne. Through April 26, 2009 a total of 4,477 tonnes had been milled with average grade of 1.6 grams/tonne gold and 313 grams/tonne silver.

Work on the plant expansion has been deferred pending completion of additional financing. The cost to complete the expansion is estimated at US $530,000 with the largest single item being mill liner costs of about US $150,000. The balance of the budget is related to piping and electrical materials. Work on the new dry tailings containment system is completed and testing is expected to commence in early May 2009. The old tailings dam will be decommissioned once the new system is fully functional. The new tailings dam is expected to be at full capacity in August 2009.

The Falcon system has been installed but is not operational. There have been issues which require additional testing.

The Company's production of precipitate is sold to Penoles and processed at their refinery in Torreon. From early February until April 14, 2009 employees at Penoles were on strike and as a result the Company could not ship its production. As at April 28, 2009 the Company held 4.7 tonnes of precipitates in inventory. The precipitates contain 49,374 ounces of silver and 491 ounces of gold. While the labour disruption has ended Penoles is still going through its start up and as of April 27, 2009 the Company had not resumed shipments, though we anticipate being able to do so in early May 2009.

During the quarter ended February 28, 2009 production continued mainly from Tajos Cuates, in the levels Hundido, Chalata and Socavon. A total of 1,717.7 metres were developed this quarter, 30.9 metres at Florida and the balance at Tajos Cuates. The majority of mill feed will come from the Tajos Cuates area for the balance of the fiscal year. The grades at Tajos Cuates have historically been higher in silver. Through April 26, 2009 the average grade for the month of April was 2.3 grams/tonne gold and 313 grams/tonne silver. It is expected that production grades at Tajos Cuates for the balance of the year should be in the range of 2.6 grams/tonne gold and 342 grams/tonne silver.

The issue of maintenance of mine operating scoop trams continued this quarter. There are nine scoop trams in the fleet of which only four have been available during the quarter ended February 28, 2009. As of April 28, 2009 six scoop trams were operational.

In early April, the Company started to build the road to Macedo and El Gringo area. Commencing in May 2009, the Company plans to begin a drift development program of 750 metres and to have a new source of feed to reach 300 tonnes per day. For this project the Company needs to have sufficient working capital at the appropriate time.

During the quarter the Company received the results of an extensive review of the geology, structural setting and mineralization of the Mina Real District, Nayarit State, Mexico. The review was carried out by Dr. Tony Starling, principal of Telluris Consulting Ltd. ("Telluris") of the United Kingdom, who reported to Dr. Alfredo Parra, the Company's Qualified Person. Telluris is a geological consultancy established in 1993 that specializes in the application of structural and alteration studies to mineral deposits. Dr. Starling has 19 years experience in Mexico and has been instrumental in the discovery of several new ore bodies throughout Mexico.

The Telluris report summarizes the results of a 12 day field visit to the Mina Real Mine and project area in December 2008. The review and fieldwork at Mina Real concentrated on viewing available underground workings and accessible surface outcrops. Telluris was engaged to achieve a better understanding of structural controls on mineralization at the Mina Real Property, and to assist in identifying potential target areas for the Company's planned future exploration and drill programs.

The principal conclusions were:

     o   There are three main deformation events evident in the district;
     o The exposed mineralization appears to represent the uppermost levels of an intermediate sulphidation epithermal system that has potential to be expanded at both depth and along strike;
     o The mineralization may have undergone both hydrothermal and structural telescoping so that different stages of mineralization may be present at the current topographic level;
     o Within the main structures there is a strong control by early to syn-mineralization andesite dykes whose margins have been preferentially sheared. The same structures are also intruded by late- to post-mineral basalt dykes that are magnetic, relatively fresh and may provide a geophysical target;
     o There may be an association with rhyolitic flow domes and the belief is that this area is a good analogue with the Bolanos district (Jalisco).

COMPANIA MINERA

SANTA FE: The Santa Fe Property comprises one concession covering approximately 3,823 hectares. Compania Minera was established to hold the Santa Fe concession and Mina Real holds a 70% interest in this entity. In addition the Company added to its land position by staking directly an additional 13,164 hectares adjacent to the Santa Fe concession.

Mina Real has agreed to fund a development program on the property. There are no annual work commitments however a monthly property payment of US $10,000 per month is payable. At the Santa Fe Property there exists a number of low sulphidation epithermal veins carrying gold and silver values in a geological environment very similar to the one currently being developed in the Mina Real area.

The Santa Fe Property is seen as having geological potential. To date, 17 veins have been located on the 50% of the property which has been prospected and mapped. The Santa Fe area is seen as a potential source of future production. At this time management's objective is to defer the exploration and development at Santa Fe until development and cash flow from Mina Real provides internal cash flow to fund costs.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited interim consolidated financial statements of the Company prepared in accordance with Canadian GAAP.

                            ------------------------------------   -------------------------------------------------   ----------
                                         FISCAL 2009                                  FISCAL 2008                     FISCAL 2007
                            ------------------------------------   -------------------------------------------------   ----------
THREE MONTH PERIODS ENDING   FEB 28/09   NOV 30/08     AUG 31/08    MAY 31/08    FEB 29/08    NOV 30/07    AUG 31/07    MAY 31/07
                                 $            $            $            $            $            $            $            $
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------


OPERATIONS:

Revenues                       396,560      739,123    1,708,317    2,091,771    2,507,487    2,987,744    1,766,783          Nil
Cost of operations            (953,775)  (1,548,315)  (2,198,874)  (2,642,333)  (2,084,709)  (1,920,735)  (1,315,838)         Nil
Depletion and amortization    (172,550)    (108,405)    (279,010)    (622,410)    (248,301)    (261,933)    (237,407)         Nil
Expenses                      (588,334)    (643,256)    (536,695)    (616,150)    (533,379)  (1,329,371)    (948,083)    (732,976)
Other items                 (2,278,638)  (5,934,050)     (55,314)      (4,437)      93,210       50,585      (26,982)     142,406
Future income tax recovery     550,000    2,060,729       38,031      201,240          Nil          Nil          Nil          Nil
Non-controlling interest
   in subs.                     23,893          Nil          Nil          Nil          Nil          Nil          Nil          Nil
Net loss                    (3,022,844)  (5,434,174)  (1,323,545)  (1,592,319)    (265,692)    (473,710)    (761,527)    (590,570)
Basic and diluted loss
   per share                     (0.07)       (0.16)       (0.04)       (0.05)       (0.01)       (0.02)       (0.03)       (0.04)
Dividends per share                Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

BALANCE SHEET:

Working capital (deficit)   (1,649,629)  (2,368,730)  (1,096,519)     610,464    2,215,461    4,558,148      684,866      768,740
Total assets                29,322,815   30,362,530   35,776,363   35,728,415   35,555,850   34,657,344   30,539,200   30,770,564
Total long-term liabilities  1,434,938    1,614,397    1,182,922      693,429          Nil      125,100      368,740      615,193
Asset retirement obligation    684,466      669,389      648,640      640,006      627,387      615,217      603,447      590,894
Future income tax
   liabilities               1,450,000    2,000,000    4,060,729    4,098,760    4,300,000    4,300,000    4,300,000    4,300,000
Non-controlling interest     2,523,395          Nil          Nil          Nil          Nil          Nil          Nil          Nil
                            ------------------------------------   -------------------------------------------------   ----------


RESULTS OF OPERATIONS

During the nine months ended February 28, 2009 (the "2009 period") the Company reported a net loss of $9,780,563, compared to a net loss of $1,500,929 for the nine months ended February 29, 2008 (the "2008 period"), an increase in loss of $8,279,634. The increase is mainly attributed to the $6,000,000 write-down of mineral interests in November 2008 and the $2,033,041 loss on disposition of interest in subsidiaries which resulted in a future income tax recovery of $2,648,760, along with a $3,610,020 deterioration in operating profits resulting from the operating problems at Mina Real and partially offset by a $1,312,130 decrease in stock-based compensation expense.

The Company recognized net revenue during the 2009 period of $2,844,000 generated on the sale of 3,722 ounces of gold equivalent, for an average of $764 net revenue per ounce (net of royalty and treatment charges).


                       --------------------  --------------------  --------------------  --------------------  --------------------
THREE MONTHS ENDING      FEBRUARY 29, 2009     NOVEMBER 30, 2008      AUGUST 31, 2008        MAY 31, 2008        FEBRUARY 29, 2008
                       --------------------  --------------------  --------------------  --------------------  --------------------

Ounces of gold
   equivalent                  576 oz                928 oz               2,218 oz              2,416 oz              3,293 oz
                       --------------------  --------------------  --------------------  --------------------  --------------------
                                      PER                   PER                   PER                   PER                   PER
                          TOTAL      OUNCE      TOTAL      OUNCE      TOTAL      OUNCE      TOTAL      OUNCE      TOTAL      OUNCE
                            $          $          $          $          $          $          $          $          $          $

Net revenue               396,560    688.47     739,123    796.47   1,708,317    770.21   2,091,771    865.80   2,507,487    761.46
                       --------------------  --------------------  --------------------  --------------------  --------------------
Cost of operations        953,775  1,655.86   1,548,315  1,668.45   2,198,874    991.38   2,642,333  1,093.68   2,084,709    633.07
                       --------------------  --------------------  --------------------  --------------------  --------------------
Depletion
  and amortization        172,550    299.57     108,405    116.82     279,010    125.79     622,410    257.62     248,301     75.40
                       --------------------  --------------------  --------------------  --------------------  --------------------
Operating profit(loss)   (729,765)(1,266.95)   (917,597)  (988.79)   (769,567)  (346.96) (1,172,972)  (485.50)    174,477     52.99
                       --------------------  --------------------  --------------------  --------------------  --------------------

All production from the mill is shipped and sold to MetMex Penoles SA de CV ("Penoles"), a major Mexican mining and processing company, at their smelter in Torreon, located approximately 1,000 kilometres from the mill. Pursuant to the Company's sales contract with Penoles, the Company is paid for 98.5% of the gold shipped and 97% of the silver shipped. The price paid by Penoles is based on the average of the closing London final for the month production is shipped. During February 2009, Penoles operations were suspended due to a labour disruption and the Company was unable to ship its production. As a result the Company initiated negotiations to identify alternate buyers. The Company was unable to conclude agreements on terms that were acceptable. The labour dispute at Penoles was settled on April 14, 2009 and the Company anticipates resuming shipments in early May 2009.

The cost of operations for the nine months ending February 28, 2009 and February 29, 2008 comprise the following:

                                                       2009            2008
                                                         $               $

Mine costs                                            1,482,800       2,351,397
Mill costs                                            1,713,640       2,438,921
Service department costs                              1,504,524         530,964
                                                   ------------    ------------
                                                      4,700,964       5,321,282
                                                   ============    ============

The service department costs include activities which provide services to both mine and mill departments.

General and administrative expenses for the nine months ending February 28, 2009 and February 29, 2008 are as follows:
                                                       2009            2008
                                                         $               $

Accounting and administrative                            81,010          69,510
Audit                                                    74,019          59,885
Consulting                                              465,470         137,415
Corporate development                                    80,885         133,610
Insurance                                                15,750          23,080
Investor relations                                       80,000          70,000
Legal                                                    19,724          20,200
Office                                                  187,476         211,171
Regulatory fees                                          12,999          14,057
Rent                                                          -          14,133

                                                       2009            2008
                                                         $               $

Salaries and benefits                                   420,796         404,526
Shareholder costs                                        12,639          19,979
Transfer agent fees                                       8,174          13,908
Travel                                                   89,702         107,190
                                                   ------------    ------------
                                                      1,548,644       1,298,664
                                                   ============    ============

General and administrative expenses of $1,548,644 were reported for the 2009 period, an increase of $249,980, from $1,298,664 in the 2008 period. Specific expenses of note during the 2009 period as compared to the 2008 period are as follows:

     o accounting and administrative fees of $81,010 (2008 - $69,510) charged by Chase Management Ltd. ("Chase") a private corporation owned by Mr. Nick DeMare, a director of the Company;
     o incurred audit fees of $74,019 for the audit of the Company's year-end financial statements, an increase of $14,134 from $59,885 incurred in 2008;
     o consulting fees totalling $465,470 (2008 - $137,413) were paid, of which $182,909 (2008 - $91,651) were paid mainly to current and former directors and officers and $137,618 (2007 - $18,439) was paid for consultants in Mexico;
     o corporate development expenses of $80,885 (2008 - $133,610) for ongoing market awareness and promotional campaigns in Canada and Europe;
     o $80,000 (2008 - $70,000) was paid to Empire Communications inc. ("Empire") to provide investor relations services;
     o travel expenses of $89,702 (2008 - $107,190) for ongoing mine site visits to Mexico and participation in investment conferences;
     o incurred $15,750 (2008 - $23,080) for director and officers' liability insurance;
     o office expenses of $187,476 (2008 - $211,171) were incurred, of which $174,394 (2008 - $190,752) was for costs associated with the mining office in Mexico; and
     o   during the 2009 period salaries and benefits  expense of $420,796 (2008
         - $404,526) was paid mainly for the administrative staff in Mexico.

During the 2009 period the Company recorded stock-based compensation expense of $62,000 on the granting of 200,000 stock options and $17,822 from vesting of prior grants. During the 2008 period the Company recorded stock-based compensation expense of $1,255,910 on the granting of 1,254,000 stock options and $136,042 from vesting of prior grants.

Interest income is generated from cash held with the Company's financial institution. During the 2009 period, the Company reported interest and other income of $40,647 as compared to $31,188 during the 2008 period.

During the 2009 period the Company recorded a total of $6,121,595 (2008 - $1,561,841) for additions to mineral property interests, of which $110,973 (2008
- $248,130) was attributed to acquisition and deferred exploration activities on the Santa Fe Property and $6,010,622 (2008 - $1,313,711) for deferred exploration and development activities on the Mina Real Project. During the 2009 period the Company recognized a net $3,940,000 write-down ($6,000,000 write-down, offset by $2,060,000 future income tax recovery) on the carrying cost of the Mina Real Project. A further loss of $2,033,041 was recognized on the sale of the 20% interest of Mina Real. Exploration, development and production activities conducted in the 2009 period are described in "Exploration Projects" in this MD&A.

During the 2009 period, the Company recorded a total of $1,210,875 (2008 - $1,041,147) for additions to property, plant and equipment of which $44,645 (2008 - $727,274) was for the purchase of land and $1,166,230 (2008 - $313,873)
was for the purchase of plant and equipment.

FINANCIAL CONDITION / CAPITAL RESOURCES

During the nine months ended February 28, 2009 the Company incurred a net loss of $9,780,563 and, as at February 28, 2009, the Company had an accumulated deficit of $17,289,127, a working capital deficit of $1,649,629 and non-current portion of long-term debt totalling $1,434,938. The Company requires additional funding to maintain its ongoing exploration programs and property commitments, operations and administration, as well as meeting it debt obligations as they come due. The Company is continuing in its efforts to generate sufficient cash from its operations or raise funds to meet its ongoing liabilities as they fall due. The current global financial crisis and recession has had a significant impact on the price received by the Company for its gold and silver production and its ability to raise future equity capital. If available, it is expected that future equity capital issues will result in significant dilution to the Company's shareholders. There can be no assurance that the Company will be successful in its efforts, in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet. These consolidated financial statements do not include any adjustments to the amount and classification of recorded assets and liabilities that might be necessary should the Company be unable to meet its obligations or continue operations.

During the nine months ended February 28, 2009, the Company entered into agreements to raise gross proceeds of $2,050,350 from the issuance of 9,223,000 common shares and $2,950,000 from the sale of a 20% equity interest in Mina Real. This financing has not provided the Company with all the necessary funding it requires to fully implement its work plans. The Company is currently working on further financings to ensure the funds needed for the business plan are available.

Subsequent to February 28, 2009 the Company completed a private placement for 8,209,750 units for gross proceeds of $1,641,950.

CONTRACTUAL OBLIGATIONS

The following table summarizes the Company's contractual obligations as of February 28, 2009


                                                      PAYMENTS DUE BY PERIOD
                                   ------------------------------------------------------------
                                     LESS THAN                     GREATER THAN
                                      1 YEAR       1 TO 2 YEARS       2 YEARS          TOTAL
                                         $               $               $               $
                                   ------------    ------------    ------------    ------------
Contractual Obligations
    Long-term debt                      585,428       1,434,938               -       2,020,366
                                   ============    ============    ============    ============

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2008 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

ADOPTION OF NEW ACCOUNTING STANDARDS

ASSESSING GOING CONCERN

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The adoption of this standard did not have an effect on the Company's disclosure in the financial statements for the nine months ended February 28, 2009.

FINANCIAL INSTRUMENTS

The AcSB issued CICA Handbook Section 3862, FINANCIAL INSTRUMENTS - DISCLOSURES, which requires entities to provide disclosures in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. The principles in this section complement the principles for recognizing, measuring and presenting financial assets and financial liabilities in Section 3855, Financial Instruments - Recognition and Measurement, Section 3863, FINANCIAL INSTRUMENTS - PRESENTATION, and Section 3865, Hedges. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The AcSB issued CICA Handbook Section 3863, FINANCIAL INSTRUMENTS - PRESENTATION, which is to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows. This section establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.

The Company has included the required disclosures recommended by Section 3862 and 3863 in Note 14 of these financial statements.

CAPITAL DISCLOSURES

The AcSB issued CICA Handbook Section 1535, which establishes standards for disclosing information about an entity's capital and how it is managed. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company has included the required disclosures recommended by Section 1535 in Note 17 of these financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

GOODWILL AND INTANGIBLE ASSETS

The AcSB issued  Section 3064,  GOODWILL AND INTANGIBLE  ASSETS,  which replaces
Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS, and Section 3450, RESEARCH AND DEVELOPMENT COSTS. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.

The Company does not anticipate the above new accounting standards to have an impact on the Company's financial position and results of operations.

BUSINESS COMBINATIONS, CONSOLIDATED FINANCIAL STATEMENTS AND NON-CONTROLLING INTERESTS

The CICA issued three new accounting standards in January 2009: Section 1582, BUSINESS COMBINATIONS, Section 1601, CONSOLIDATED FINANCIAL STATEMENTS, and
Section 1602, NON-CONTROLLING INTERESTS. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Section 1582  replaces  Section 1581,  BUSINESS  COMBINATIONS,  and  establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards ("IFRS") 3, BUSINESS COMBINATIONS. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, CONSOLIDATED FINANCIAL STATEMENTS.
Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS

IAS 27, CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In 2006 the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended May 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011 the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

TRANSACTIONS WITH RELATED PARTIES

(a) During the nine months ended February 28, 2009 and February 29, 2008 the Company was charged for various services provided by companies controlled by current and former directors and officers of the Company, as follows:

                                                       2009            2008
                                                         $               $

         Accounting and administration                   81,010          51,150
         Management fees                                    Nil          18,360
         Professional fees                              182,909          91,651
                                                   ------------    ------------
                                                        263,919         161,161
                                                   ============    ============

         These fees have been either expensed to operations or capitalized to mineral property interest based on the nature of the expenditures. As at February 28, 2009, accounts payable and accrued liabilities include $148,413 (2008 - $16,674) due to these related parties. These transactions were measured at the exchanged amount which was the amount of consideration established and agreed to by the related parties.

(b) The Company has received US $929,384 under a proposed convertible debenture offering (the "Offering") with the directors of the Company. Under the initial proposed terms of the Offering the convertible debentures were expected to bear interest at a rate of 12% per annum and mature on December 31, 2010. The convertible debentures would be convertible at the election of the holders into units, at a conversion price of $0.75 per unit, with each unit being comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant would entitle the holder to purchase one additional common share of the Company at an exercise price of $0.75 per share until December 31, 2010. The Company is currently negotiating the terms of the Offering. The submission for regulatory approval to close this Offering is pending upon re-negotiation.

         The Company has recorded interest expense at a rate of 12% per annum on the funds received. During the nine months ended February 28, 2009 the Company recorded $76,609 interest expense, which has been included in accounts payable and accrued liabilities.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmentalapprovals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company has an arrangement with Empire to provide investor relations services under which the Company is currently paying a monthly fee of $10,000. The agreement may be terminated with written 30 days notice. During the 2009 period, the Company was charged a total of $80,000 (2008 - $70,000) by Empire.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at April 28, 2009, there were 50,264,811 issued and outstanding common shares. In addition there were 3,130,500 stock options outstanding at exercise prices ranging from $0.50 to $2.30 per share and 7,715,190 warrants outstanding, with exercise prices ranging from $0.17 to $0.75 per share.

                                 FORM 52-109FV2

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, EDUARDO LUNA, CHIEF EXECUTIVE OFFICER, OF ROCHESTER RESOURCES LTD., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Rochester Resources Ltd. (the issuer) for the interim period ending February 28, 2009.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  April 28, 2009


/s/ EDUARDO LUNA
-----------------------
Eduardo Luna
Chief Executive Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting
(ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------

                                 FORM 52-109FV2

                        CERTIFICATION OF INTERIM FILINGS

                        VENTURE ISSUER BASIC CERTIFICATE



I, JOSE MANUAL SILVA, CHIEF FINANCIAL OFFICER, OF ROCHESTER RESOURCES LTD., certify the following:

1. REVIEW: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Rochester Resources Ltd. (the issuer) for the interim period ending February 28, 2009.

2. NO MISREPRESENTATIONS: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. FAIR PRESENTATION: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date:  April 28, 2009


/s/ JOSE MANUAL SILVA
-----------------------
Jose Manual Silva
Chief Financial Officer


--------------------------------------------------------------------------------

                                 NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting
(ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

--------------------------------------------------------------------------------